Exhibit 99.1
Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in the Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr William (Pim) Vlot
Date of last notice	22 October 2004
Date that director ceased to be director	30 June 2005

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Nil

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the	Nil
circumstances giving rise to the relevant interest

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+	See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002